UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2024

Commission File Number: 001-42423

BRAZIL POTASH CORP.

(Translation of registrant’s name into English)

98 Davenport Road

Toronto, Ontario, Canada, M5R 1J2

Tel: +1 (416) 309-2963

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F   ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Issuance of Press Release

On December 30, 2024, the Company issued a press release announcing that it has received two water resource operating licenses (outorga de usu de recurso hídrico) from the Amazon State Environmental Protection Institute (IPAAM) for the development and construction of the Autazes Potash Project located in the state of Amazonas, Brazil. These licenses authorize the Company to operate two deep water wells that will provide potable water for both construction and operational phases of the Project. A copy of the Company’s press release is furnished as Exhibit 99.1 hereto and incorporated herein by reference, and shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release of the Company, dated as of December 30, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRAZIL POTASH CORP.

Date: December 30, 2024	By:	/s/ Matthew Simpson
Name: Matthew Simpson
Title: Chief Executive Officer